TWO ROADS SHARED TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

May 25, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Two Roads Shared Trust Registration Statement on Form N-14 (File No. 333-264503)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-264503) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2022 (Accession No. 0001580642-22-002291).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Smithtown and State of New York on May 25, 2022. No fees are required in connection with this filing.

If you have any questions or comments relating to this delaying amendment, please contact Stacy Louizos of Blank Rome, LLP, counsel to the Registrant, at (212) 885-5147.

Sincerely,

/s/ Richard Malinowski

Richard Malinowski

Vice President and Secretary

Attorney-in-fact, pursuant to powers of attorney